PARKERVISION, INC.

4446-1A Hendricks Avenue, Suite 354

Jacksonville, Florida 32207

April 14, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Re:         Delaying Amendment for
Registration Statement on
Form S-3 (File No. 333-286486)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Securities Act”), ParkerVision, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to its Registration Statement on Form S-3 (File No. 333-286486) filed by the Registrant on April 11, 2025 (the “Registration Statement”). The following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Paul Lucido (212-818-8675) of Graubard Miller, counsel to the Registrant.

Sincerely,

/s/ Cynthia L. French

Cynthia L. French

Chief Financial Officer and Secretary